VIA EDGAR SUBMISSION

October 1, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Santander Holdings USA, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 16, 2012 Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 9, 2012 File No. 001-16581

Dear Ms. Hayes:

On behalf of Santander Holdings USA, Inc. (the “Company”), we acknowledge receipt of the letter dated September 17, 2012 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Santander Holdings USA, Inc.

The Company is working to respond to the Comment Letter, but will require additional time to consider and respond to the Staff’s comments. Accordingly, we respectfully request a 5 business day extension of time to respond to the Comment Letter to October 8, 2012.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (617) 757-5610 with any questions you may have.

Very truly yours, /s/ Guillermo Sabater Guillermo Sabater Chief Financial Officer

cc: Jorge Morán, Chief Executive Officer